Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

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Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

[LOGO]

Bringing Together Complementary Companies

Overview

SBC/AT&T Merger

May 24, 2005

Cautionary Language Concerning

Forward-Looking Statements

•      Information set forth in this presentation contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially. A discussion of factors that may affect future results is contained in SBC’s filings with the Securities and Exchange Commission. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

•      This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s Web site at www.sbc.com/investor_relations.

AT&T Alascom Overview

[GRAPHIC]

Summary

1.              Rationale for the Transaction

2.              Post Transaction Structure

3.              No Material Impact

4.              Complementary Strengths

5.              Benefits

6.              HSR Limitations

7.              Brief Timeline

8.              SEC Notice Statement

Rationale for the Transaction

•                  Since 2000, the telecom industry has lost

•                  > 700,000 jobs

•                  $2 trillion in market value since 2000

•                  Combined SBC/AT&T

•                  Strong, global, US based competitor

•                  Resources to deliver communication services to all customer segments

•                  High quality

•                  Advanced

•                  Innovative

Post-transaction Structure

SBC COMMUNICATIONS INC. A Delaware Corporation

AT&T Corp. A New York Corporation	Wholly-Owned Direct Subsidiary of SBC Communications Inc.	Third tier subsidiary of SBC Communications, Inc.

AT&T Alascom, Inc.		SBC Long Distance, LLC

Subsidiaries in Alaska

No Negative Impact on Alaska

Does not eliminate or reduce Alascom’s obligations or the RCA’s jurisdiction

•                  Carrier of Last Resort

•                  Geographic rate averaging and rate integration

•                  RCA retains full jurisdictional authority

SBC is aware of

•                  Alaska dependence on Aurora III for intrastate and interstate services

•                  Aurora III’s useful life

SBC has committed to replace the satellite, if necessary

[GRAPHIC]

Complementary Strengths

SBC

•                  Financial strength

•                  Range of voice, data, broadband services

•                  Residential, small and medium business and wholesale customers on a regional and local level.

AT&T

•                  National and global networks

•                  Strong portfolio of data, IP, hosting, security and professional services with a base of government and large business customers

•                  Global presence in 50 countries

•                  Skilled networking capabilities

•                  Technology leadership through AT&T Labs

Alascom

•                  Long term presence and commitment to Alaska

Benefits

Customer Benefits

•                  R&D breakthroughs available for all market segments

•                  New Products and Services For Consumer and Small to Medium Business

•                  Fraud reduction and security solutions

•                  Network storage

•                  Speech/Text Technologies for disabled customers

•                  Continued quality service

Benefits for Alaska

•                  As a rural provider in some areas, SBC understands COLR obligations

•                  SBC understands distribution versus transport issues

•                  SBC has deeper financial resources

•                  SBC is regionally focused

Restrictions on Pre-Merger Planning

Prior to DOJ approval

•                  Restrictions on pre-merger coordination

•                  Limited sharing of information

•                  Limited integration planning

Discussion of post-merger integration is necessarily preliminary at this point

Schedule

Expect FCC and DOJ approval in September

[LOGO]	New Era. New Company.	[LOGO]

SEC Notice

•                  In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

•                  SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.